UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

Item

1. English translation of a letter dated September 9, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, September 9, 2019

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

RE.: Call for a General Extraordinary Shareholders’ Meeting and Class “A” and Class “D” Shares Special Shareholders’ Meetings to be held on October 10, 2019

Dear Sirs,

I am writing you as Chairman of Telecom Argentina S.A. to inform you that the Company’s Board of Directors, in a meeting held today, resolved to summon for a General Extraordinary Shareholders’ Meeting and Class “A” and Class “D” Shares Special Shareholders’ Meetings to be held on October 10, 2019 at 12.30 p.m., in order to consider an amendment to sections 4th, 5th and 6th of the Corporate Bylaws, so that Class “A” and “D” shares may be certified shares in accordance with applicable law, or book-entry shares (as they currently are).

Sincerely,

Telecom Argentina S.A.

/s/ Alejandro A. Urricelqui
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: September 9, 2019	By:	/s/ Gabriel P. Blasi
		Name:	Gabriel P. Blasi
		Title:	Responsible for Market Relations